PGIM ETF TRUST

PGIM Active High Yield Bond ETF

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 8th day of March, 2024 between PGIM ETF Trust, a Delaware statutory trust (the Trust), on behalf of its series, the PGIM Active High Yield Bond ETF (the Fund), and PGIM Investments LLC (the Manager).

WHEREAS the Trust and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.39% on average daily net assets

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM ETF TRUST

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker

Stuart S. Parker, President